UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  ☐Form 10-K   ☐Form 20-F   ☐Form 11-K  ☒Form 10-Q   ☐ Form N-SAR   ☐Form N-CSR

For Period Ended:  September 30, 2020
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Natural Gas Services Group, Inc.
 Full Name of Registrant

Not Applicable
Former Name if Applicable

404 Veterans Airpark Ln., Suite 300
Address of Principal Executive Office (Street and Number)

Midland, Texas 79705
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The quarterly report of the Company on Form 10-Q cannot be filed within the prescribed time period as the Company is unable to finalize its financial results without unreasonable expense or effort due to the impact of circumstances related to the coronavirus disease 2019 (COVID-19) pandemic outbreak.

Due to continued and resurgent positive COVID-19 cases in the Midland, Texas area, including exposure and positive tests among the Company’s professional staff and immediate families, the Company’s corporate headquarters has remained closed and staffed at minimum levels throughout the past and present quarter and is closed currently. The office closure and staffing challenges resulted in delays in our collection and assimilation of financial data related to the completion of our interim financial statements required for our Quarterly Report.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James R. Lawrence	432	262-2700
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐  No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Natural Gas Services Group, Inc.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 5, 2020	By:	/s/ Stephen C. Taylor
Stephen C. Taylor
President and Chief Executive Officer